EXHIBIT G



                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

     SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-_____)

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     August __, 2001

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by September __, 2001 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After September __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     NISOURCE INC., ET AL. (70-[____])
     --------------------

     NiSource Inc. ("NiSource"), a registered holding company whose principal executive offices are at 801 East 86th Avenue, Merrillville, Indiana 46410-6272, and its public utility and non-utility subsidiaries named below have filed an application-declaration in this proceeding designating Sections 6(a), 7, 9(a), 10, 12(b) and 12(f) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), as applicable to the proposed transactions.

     NiSource directly or indirectly owns all of the issued and outstanding common stock of ten public-utility subsidiaries (referred to collectively as the "Utility Subsidiaries"), as follows: Northern Indiana Public Service Company ("Northern Indiana"), Kokomo Gas and Fuel Company ("Kokomo"), Northern Indiana


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Fuel and Light Company, Inc. ("NIFL") and Bay State Gas Company ("Bay State"),
which are owned directly by NiSource; Northern Utilities, Inc. ("Northern Utilities"), which is a subsidiary of Bay State; and Columbia Gas of Kentucky, Inc. ("Columbia Kentucky"), Columbia Gas of Maryland, Inc. ("Columbia Maryland"), Columbia Gas of Ohio, Inc. ("Columbia Ohio"), Columbia Gas of Pennsylvania, Inc. ("Columbia Pennsylvania") and Columbia Gas of Virginia, Inc. ("Columbia Virginia"), all of which are direct subsidiaries of Columbia Energy Group ("Columbia"), a registered holding company and a direct subsidiary of NiSource.

     NiSource also holds directly or indirectly all of the equity securities of NiSource Corporate Services Company ("Corporate Services"), a service company subsidiary; NiSource Capital Markets, Inc. and NiSource Finance Corp., which are financing subsidiaries of NiSource; and EnergyUSA, Inc. (an Indiana corporation), EnergyUSA-TPC Corp., EnergyUSA, Inc. (a Massachusetts corporation), Primary Energy, Inc., , NiSource Pipeline Group, Inc., Crossroads Pipeline Company, NiSource Development Company, Inc., NI Energy Services, Inc., NiSource Energy Technologies, Inc., IWC Resources Corporation, SM&P Utility Resources, Inc., Columbia Energy Resources, Inc., Columbia Gas Transmission Corporation, Columbia Transmission Communications Corporation, Columbia Gulf Transmission Company, Alamco-Delaware, Inc., Hawg Hauling & Disposal, Inc., Columbia Assurance Agency, Inc., Columbia Accounts Receivable Corporation, Columbia Atlantic Trading Corporation, Columbia Natural Resources Canada, Ltd., Columbia Energy Group Capital Corporation, Columbia Deep Water Services Company, Columbia Electric Remainder Corporation, Columbia Energy Services Corporation, Columbia Insurance Corporation Ltd., Columbia LNG Corporation, Columbia Natural Resources, Inc., Columbia Propane Corporation, CP Holdings, Inc., Columbia Pipeline Corporation, Columbia Energy Power Marketing Corporation, Columbia Energy Retail Corporation, Columbia Service Partners, Inc., and Columbia Propane, L.P., which are engaged primarily in natural gas transportation and storage, gas and oil exploration and production, gas marketing, propane sales, energy services, and other energy-related businesses.

     The applicants are requesting authorization to establish and participate in a new NiSource system money pool ("Money Pool"). To the extent not exempted by Rule 52, the Money Pool participants request authorization for the period through December 31, 2003 (the "Authorization Period") to issue promissory notes evidencing unsecured short-term borrowings from the Money Pool and to contribute surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool. To the extent not exempt by Rule 45(b) or Rule 52(d), as applicable, NiSource, directly or indirectly through NiSource Finance Corp. ("NiSource Finance"), requests


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authorization to invest surplus funds and/or to lend and extend credit to the participating subsidiaries through the Money Pool.1

     It is stated that NiSource, Columbia, NiSource Finance Corp., and NiSource Capital Markets, Inc. will participate in the Money Pool as investors only and not as borrowers. In the future, it is proposed that other existing or new non-utility subsidiaries of NiSource may participate in the Money Pool as investors only without further approval of the Commission. Exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOs"), and exempt telecommunications companies ("ETCs") will be specifically excluded from participating in the Money Pool as borrowers. The applicants have requested that the Commission reserve jurisdiction over the participation as a borrower of any other direct or indirect, current or future, non-utility subsidiary of NiSource.

     The applicants state that the effective cost of short-term borrowings under the Money Pool will generally be more favorable to those subsidiaries that are authorized to make borrowings than the comparable cost of external short-term borrowings, and that the investment rate paid to participating subsidiaries that invest surplus funds in the Money Pool will generally be higher than the typical yield on short-term money market investments.

     Under the proposed terms of the System Money Pool Agreement, short-term funds would be available from the following sources for short-term loans to the participating subsidiaries from time to time: (1) surplus funds in the treasuries of Money Pool participants, and (2) proceeds received by NiSource Finance from the sale of commercial paper, borrowings from banks and other lenders, and other financing arrangements ("External Funds"), as previously authorized. Funds would be made available from such sources in such order as Corporate Services, as the Administrative Agent under the System Money Pool Agreement, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of Money Pool participants that invest funds in the Money Pool.

     Each participating Subsidiary that is authorized to borrow from the Money Pool (an "Eligible Borrower") would borrow pro rata from each Money Pool participant that invests surplus funds, in the proportion that the total amount invested by such investing participant bears to the total amount then invested in the Money Pool. On any day when more than one source of funds invested in the Money Pool (e.g., surplus treasury funds of NiSource and other Money Pool


------------------------
     1    NiSource, directly or through a financing subsidiary, including
NiSource Finance, is currently authorized to issue and sell from time to time through December 31, 2003 short-term debt securities in an aggregate principal amount of $3.4 billion at any time outstanding. See NiSource Inc., et al.,
                                                --- ---------------------
Holding Co. Act Release No. 27265 (Nov. 1, 2000) and Holding Co. Act Release No. 27361 (Mar. 21, 2001).


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participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Money Pool, each Eligible Borrower would borrow pro rata from each such funding source in the Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of funds invested in to the Money Pool.

     The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by NiSource Finance and loaned to the Money Pool would initially be paid by NiSource Finance. These costs would be retroactively allocated every month among the Eligible Borrowers in accordance with the NiSource Corporate Services Convenience Billing Formula, which assigns such costs to all Eligible Borrowers based on a percentage that is determined by dividing the internal borrowing authorization of each Eligible Borrower by the total internal borrowing authorizations of all Eligible Borrowers.

     The interest rate charged to Eligible Borrowers on borrowings under the Money Pool and paid to Money Pool participants that invest surplus funds in the Money Pool (the "Composite Rate") will be determined monthly and will equal the weighted average daily rate on (i) short-term debt of NiSource Finance (i.e., External Funds), plus (ii) earnings on external investments by NiSource Finance.

     Funds not required by the Money Pool to make loans (with the exception of funds required to satisfy the Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term money market investments. The interest income and investment income earned on loans and investments of surplus funds would be allocated among those Money Pool participants that have invested funds in accordance with the proportion each participant's investment of funds bears to the total amount of funds invested in the Money Pool and the cost of External Funds provided to the Money Pool by NiSource Finance.

     Each Eligible Borrower receiving a loan through the Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event within one year after the date of such loan. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty and without prior notice.

     The Utility Subsidiaries (other than Columbia Virginia, whose borrowings under the Money Pool will be exempt under Rule 52(a)) request authority to make borrowings through the Money Pool in the following maximum amounts at any time outstanding:

               Utility Subsidiary            Borrowing Limit
               ------------------            ---------------

               Northern Indiana               $1,000,000,000
               Kokomo                             50,000,000
               NIFL                               50,000,000
               Bay State                         250,000,000
               Northern Utilities                 50,000,000


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               Columbia Ohio                     700,000,000
               Columbia Kentucky                  80,000,000
               Columbia Pennsylvania             300,000,000
               Columbia Maryland                  50,000,000


     It is stated that borrowings under the Money Pool by Eligible Borrowers other than these Utility Subsidiaries will be exempt pursuant to Rule 52(b).

     In addition, Columbia Maryland has requested authorization to issue additional shares of its common stock and long-term debt securities to Columbia from time to time during the Authorization Period in an aggregate amount not to exceed $40 million. The funds required by Columbia in order to make loans to Columbia Maryland will be derived from borrowings from NiSource Finance.

     It is stated that the interest rate on long-term debt securities issued by Columbia Maryland to Columbia will be designed to match the interest rate on borrowings made by Columbia from NiSource Finance in order to fund the purchase of such long-term securities, which, in turn, will be equal to the effective rate (i.e., interest rate plus issuance costs) for the most recent long-term debt securities issued by NiSource Finance during the previous calendar quarter. If no such long-term debt securities were issued by NiSource Finance during the previous calendar quarter, then the interest rate on long-term debt securities issued by Columbia Maryland to Columbia will be either the estimated new long-term rate that would be in effect if NiSource Finance were to issue long-term debt securities, as projected by a major investment bank, or the prevailing market rate for a newly issued "BBB" - rated utility bond. Long-term notes issued by Columbia Maryland to Columbia may have maturities of up to 30 years and may be either secured or unsecured. NiSource commits to maintain common equity of Columbia Maryland, as a percentage of Columbia Maryland's consolidated capitalization (including short-term debt), at or above 30%.


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